

Mail Stop 4631

August 9, 2017

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima
Reconquista 1088, 7th Floor
Cuidad Autónoma de Buenos Aires, Argentina
Zip Code C1003ABQ

> **Re:** **Loma Negra Compañía Industrial Argentina Sociedad Anónima**
> **Draft Registration Statement on Form F-1**
> **Submitted July 12, 2017**
> **CIK No. 1711375**

Dear Mr. Gradin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please fill in all blanks for information not omitted in reliance on Rule 430A of the Securities Act.

2. Please be advised that we may have additional comments when items that are currently blank are completed.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Special Note Regarding Non-IFRS Financial Measures, page iv

4. We note your disclosure which states that Law 27,264, in force since August 2016, established that taxes on debits and credits to bank accounts may be applied as an advance payment of income tax. As such, please explain why your 2016 financial statements present the tax on debits and credits to bank accounts as an operating expense in the determination of profit before tax.

Prospectus Summary, page 1

5. Please balance your disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you.

6. We note your disclosure that your products are primarily used in construction, which you expect to be one of the fastest growing sectors of the Argentine economy in the "next years." Please revise to quantify.

Selected Operating and Financial Data, page 5

7. Please explain the reference in footnote (1) that "control was not effective during 2016" since it appears from the notes to your consolidated financial statements that control of Yguazú Cementos S.A. was achieved on December 22, 2016.

Preemptive rights, page 16

8. We note your disclosure that the selling shareholder has preferential subscription rights, including preemptive rights in the subscription of new ordinary shares. We also note, that the selling shareholder has communicated to you that it will not exercise its preferential rights. Please tell us whether the selling shareholder's election to not exercise its preferential rights will be reflected in a written agreement.

Risk Factors, page 24

Risks Relating to the Offering, Our Ordinary Shares and the ADSs, page 39

Your voting rights with respect to the shares are limited, page 42

9. On page 42 you state that you "will provide the notice to the depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder." Please revise to make clear the circumstances where you would not instruct the

depositary to notify ADS holders of shareholders' meetings or where the depositary may itself determine not to notify ADS holders.

Use of Proceeds, page 55

10. Please provide the disclosure required by Item 3.C.4. of Form 20-F.

Selected Consolidated Financial and Other Information, page 62

11. Please revise your presentation of the consolidated statements of financial position to clearly show that the line item "equity attributable to the owners of the Company" is a subtotal. This comment also applies to your Summary Consolidated Financial and Other Information on page 20.

12. We note that you calculate EBITDA as net profit plus finance costs, net plus income tax expense plus depreciation and amortization. However, since net finance costs consists of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, derivative losses or gains, and other items, your presentation of EBITDA includes items in addition to what the acronym suggests. We remind you that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization" in Question 103.01 of the SEC Compliance and Disclosure Interpretation: Non-GAAP Financial Measures https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. To the extent that you continue to add back finance costs, net, exclusive of interest items, please remove the subtotal of EBITDA in your reconciliation, as well as the references to EBITDA throughout your draft registration statement, and solely present Adjusted EBITDA and references thereto.

13. We refer to "net debt" and "net debt/Adjusted EBITDA ratio". Please expand footnotes (6) and (7) to disclose the reason why these non-IFRS financial measures provide useful information to investors, as well as any additional purposes, if any. Refer to Item 10(e)(1)(i) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition, page 66

General

14. Please revise your draft registration statement to provide information regarding your research and development activities as provided by Part I, Item 5C of Form 20-F, as applicable.

Critical Accounting Policies, page 72

Intangible Assets, page 74

15. Your disclosure states that amortization is recognized on an estimated production curve method. Please tell us and disclose in more detail, the units of measure associated with this method. In addition, disclose how this methodology is associated with your software intangible assets or clarify your critical accounting policy as appropriate.

Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015, page 76

Share of Profit (Loss) of Associates, page 78

16. Please expand your disclosure to more fully discuss how Yguazú Cementos recognized a loss in 2015 due to an advance payment paid to a supplier in connection with a plant construction contract.

Income Tax Expense, page 79

17. Please revise your disclosure to also quantify and discuss the reasons for any significant differences between your effective tax rate and statutory rate for each period presented.

Year Ended December 31, 2015, Compared to the Year Ended December 31, 2014, page 80

Cost of Sales, page 81

18. We refer to the cost of sales of your segments. In your first two bullets you mention "depreciation of the Peso against the U.S. dollar in 2015 compared to 2014", but it is unclear as to what costs increased due to foreign exchange. Please revise your disclosure to clarify the nature of the costs you are referring to.

19. Please clarify how the costs of sales of your railroad segment are impacted by raw materials and services which are pegged to the U.S. dollar.

Liquidity and Capital Resources, page 83

20. It appears to us that your working capital deficiency as of December 31, 2016, which you have defined as current assets less current liabilities, is Ps.2,529 million. Please advise us how you determined your working capital deficiency amount or otherwise revise this disclosure throughout your draft registration statement.

Business, page 107

21. Please include a breakdown of total revenues by category of activity for each of the last three financial years in your description of the principal markets in which you compete. See Item 4.B.2. of Form 20-F.

Our Production Facilities, page 118

22. Please modify your filing and disclose details concerning your La Preferida aggregate operation in this section. In addition please disclose your granitic reserves after your limestone reserve table found on page 125.

Our Production Facilities, page 119

23. Please insert a small-scale map showing the location and access to each material property, as required by Industry Guide 7(b)(2) and Instruction 1 to Item 4.D. of Form 20-F. We believe the maps should comply with the guidance found in Industry Guide 7, Instructions to paragraph (c)(1).

Limestone Reserves, page 124

24. We note your disclosure of a total reserve of 949 million tons which varies from your proven and probable reserve totals found elsewhere in your filing. Please review this disclosure and revise as necessary.

25. High quality & purity limestones are generally defined by the calcium carbonate ($CaCO_3$) content as a percentage or another appropriate measurement. Please disclose this quality or grade for your limestone property reserves.

26. Please modify your filing and disclose the following information within or adjacent to your reserve tables:
    - A statement, if true, clarifying your reserve estimates incorporate losses for dilution, mining, and processing recovery and state these losses as a percentage or other relevant factor.
    - The drilling or sample density used to designate your reserves and/or separate proven reserves from probable reserves.
    - The limestone/granite cost/price used to estimate your reserves.

Management and Corporate Governance, page 137

27. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

28. Please disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. See Item 6.B.2. of Form 20-F.

Equity Compensation Plans, page 143

29. Please provide the missing percentage amount in your next amendment.

Certain Relations and Related Party Transactions, page 146

30. Note 19 to your financial statements refer to related party transactions that occurred during the relevant time period and that do not appear to be disclosed in this section. See Item 7.B of Form 20-F.

Description of Capital Stock, page 147

31. Please revise your disclosure under this heading to include the following:
   - A comparison of U.S. and the Republic of Argentina laws as per Item 10.B.9 of Form 20-F;
   - A discussion of any liability to further capital calls by the company as per Item 10.B.3(g) of Form 20-F;
   - Whether or the extent that shareholders may submit matters to be voted upon at shareholders' meetings; and
   - Any recourse available to investors in instances where the share registry, referenced under "Form and Transfer of Shares, page 150," is not appropriately updated.

Shareholders' Liability, page 148

32. Here or under "Our shareholders may be subject to liability" on page 45, include discussion of the following:
   - Whether there are any limitations on the liability that may be incurred by a shareholder;
   - Whether former shareholders may also be held liable; and
   - The extent to which other matters may result in a shareholder liability, for example, litigation initiated by shareholders.

Foreign Financial Asset Reporting, page 170

33. Please revise to provide the relevant U.S. dollar thresholds.

Underwriting, page 173

34. We note your disclosure that your officers, directors, and selling shareholders are subject to a lock-up agreement. Please file the lock-up agreement as an exhibit to the registration statement.

Enforceability of Civil Liabilities, page 188

35. Include discussion of Paraguay, as necessary, as required by Item 101(g) of Regulation S-K.

Financial Statements, page F-1

1. General Information

36. Throughout your document, you refer to Loma Negra Holding GmbH as your selling shareholder who owns 99.4% of your outstanding capital stock at December 31, 2016. Please confirm to us and disclose, if true, that InterCement Brasil S.A. is the parent company of Loma Negra Holding GmbH.

2. Basis of Preparation of the Consolidated Financial Statements, page F-9

2.3.1. Business combination between entities under common control, page F-14

37. We note your use of U.S. GAAP to account for your common control transaction. Please explain to us your rationale for not presenting your results of operations for 2016 assuming the exchange had occurred at the beginning of the period. Refer to ASC 805-50-45 for guidance on transactions between entities under common control.

4. Critical Accounting Judgments and Key Sources Used for Estimating Uncertainty, page F-28

4.1.1. Concession of Ferrosur Roca S.A.

38. Please provide us with a comprehensive analysis of your conclusion that the concession of Ferrosur Rosa S.A. is not within the scope of IFRIC 12. Your response should include the specific factors you considered in your determination that the concession agreement does not meet the criteria of paragraph 5(a) and address the applicable guidance provided in AG2-AG7. Additionally, please tell us the carrying amounts of the related property, plant, and equipment as of December 31, 2016.

15. Investments, page F-37

39. Please tell us the reason that loans receivable from InterCement Brasil S.A. are not classified as other receivables. Refer to paragraph 78(b) of IAS 1.

<u>19. Parent Company, Other Shareholders, Associates, and Other Related Parties Balances and Transactions, page F-41</u>

40. Please revise your draft registration statement to provide the disclosures required by paragraph 17 of IAS 24.

<u>21. Trade Accounts Receivable, page F-44</u>

41. It appears that your receivable related to the railway program execution unit for Ps.78 million is not included in the line item for receivables that are more than 91 days past due. Please advise, as well as tell us where this receivable is categorized in the aging of your accounts receivable. We further note the amount has been discounted based on the estimated timing of collection. Please clarify in your document the terms of the receivable and your estimated collection schedule.

<u>36. Receivable from Railway Program Execution Unit, page F-60</u>

42. Please tell us whether this receivable has been collected subsequent to year-end or how you have determined that collectability is reasonably assured.

<u>37. Trust Administration, page F-60</u>

43. Please explain to us the following:
    - How you accounted for the annual fee contributions prior to 2015;
    - How you determined that you would receive a future economic benefit of contributions made to a fund for the improvement of the interurban railroad system; and
    - How you determined that gain recognition was appropriate for the prior year contributions of Ps.84 million that were recorded by the trust and the accounting guidance you relied upon in your determination.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact Sergio Chinos at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: John R. Vetterli, Esq.
    John P. Guzman, Esq.